Exhibit 99.1

14 November 2022

Tremor International Ltd
("Tremor" or the "Company")

Tremor International Reports Results for the Third Quarter and Nine-Month Period Ended September 30, 2022

Generated record Q3 CTV spend which grew 45% year-over-year, and Company believes it is well-
positioned for success during the 2022 FIFA World Cup through global ad monetization exclusivity on the
FIFA+ app across Hisense connected TVs powered by VIDAA and its global partner ecosystem

Completed acquisition of Amobee, and investment in VIDAA, an operating system and subsidiary of
Hisense, enables exclusive access to global ACR data and media in select countries, strengthening the
Company’s ability to capitalize on future CTV, video, and cross-channel growth opportunities

Generated positive Adjusted EBITDA from Amobee within first three weeks of closing the acquisition, highlighting management’s proven track record of strong cost discipline

Tremor International Ltd. (AIM/NASDAQ: TRMR) (“Tremor” or the “Company”), a global leader in data-driven video and connected TV (“CTV”) advertising technology offering an end-to-end platform that enables advertisers to optimize their campaigns and media companies to maximize inventory yield, today announces its financial results for the third quarter and nine-month period ended September 30, 2022.

Financial Summary

•
Generated Q3 Contribution ex-TAC of $64.9 million compared to $76.7 million in Q3 2021, and Contribution ex-TAC of $206.7 million for the nine months ended September 30, 2022, compared to $213.4 million for the nine months ended September 30, 2021. All results for the three and nine months ended September 30, 2022 include contributions from Amobee for the period from when the acquisition of Amobee closed on September 12, 2022 through September 30, 2022. Advertising demand during Q3 2022 remained impacted by challenging macroeconomic conditions, particularly as several direct-to-consumer brand customers experienced significant pressure on advertising budgets due to rising inflation.

•
Achieved Q3 Adjusted EBITDA of $30.1 million compared to $42.3 million in Q3 2021 and Adjusted EBITDA of $102.9 million for the nine months ended September 30, 2022, compared to $107.2 million for the nine months ended September 30, 2021.

•
Maintained strong margins including a 43% Adjusted EBITDA margin in Q3 2022 on a reported revenue basis, and 46% on a Contribution ex-TAC basis, and a 45% Adjusted EBITDA margin on a reported revenue basis, and 50% on a Contribution ex-TAC basis for the nine months ended September 30, 2022.

•
Continued to expand CTV market share with record Q3 CTV spend of $73.0 million, reflecting an increase of 45% compared to $50.4 million in Q3 2021, and record CTV spend of $183.9 million for the nine months ended September 30, 2022, representing an increase of 33% compared to $138.4 million in the nine months ended September 30, 2021.

•	CTV spend during the nine months ended September 30, 2022, reflected 39% of total spend and 44% of programmatic spend.

•	Video revenue, including CTV, continued to represent the overwhelming majority of Tremor’s Contribution ex-TAC at approximately 87% for Q3 2022 and 81% for the nine months ended September 30, 2022.

•
Strong $109.1 million net cash position as of September 30, 2022, following the completed acquisition of Amobee, investment in VIDAA, and completion of $75 million share repurchase program, provides ample liquidity for current business needs as well as future potential investments and initiatives. As of September 30, 2022, the Company has utilized $100 million from its secured $180 million credit facility relating to its acquisition of Amobee, including $90 million from a secured Term Loan A and $10 million from a Revolving Credit Facility. The Company had $80 million remaining on its revolving credit facility as of September 30, 2022.

“During the third quarter we executed on long-term strategic initiatives that we believe will support our future growth by completing our acquisition of Amobee and investment in VIDAA”, said Ofer Druker, Tremor International’s Chief Executive Officer. “The combination of the expanded scale, customer base, and new technological capabilities from Amobee, alongside the exclusive ability to share global ACR data, enable exclusive high quality CTV advertising opportunities, and gain access to exclusive sports content monetization opportunities through our investment in VIDAA, is expected to greatly benefit our partners and expand our market share within the CTV arena.”

Operational Highlights and Recent Business Wins

•
Completed acquisition of Amobee for $239 million, significantly expanding Tremor’s customer base, technology capabilities, and total addressable market, and unlocked stronger-than-expected cost synergies:

o
Tremor has already realized the entire initially anticipated $50 million in annualized operating cost synergies on a combined pro forma basis and successfully generated positive Adjusted EBITDA from Amobee within the first three weeks of closing the acquisition.

o	Management now expects to achieve total operating cost synergies of approximately $65 million on a combined pro forma basis following the completion of the integration.
o	The Company now expects to fully complete the technology integration by the end of 2023 with the majority of the integration expected to be fulfilled by the end of H1 2023.
o
Amobee’s DSP significantly boosts the Company’s enterprise self-service footprint and omnichannel capabilities and is complementary to Tremor Video’s DSP capabilities, enabling cross-selling opportunities to capture more overall budget from advertising customers.

o
Amobee’s Advanced TV (“ATV”) planning technology adds a new capability for Tremor to sell linear planning products to TV broadcasters, unlocking additional revenue opportunities within a significantly expanded total addressable market.

o
The combination of Amobee’s ATV technology, Tremor’s in-house SSP, and the Company’s pre-existing strength within CTV, positions the Company well for the future as many media partners have both linear and CTV footprints, leading advertisers to plan campaigns, deploy budget, and seek to understand reach, across both formats simultaneously.

•	Completed $25 million investment in VIDAA and enhanced strategic relationship with Hisense, VIDAA’s parent Company:
o
Tremor’s equity stake in VIDAA extends the Company’s exclusive agreement to share VIDAA’s automatic content recognition (“ACR”) data for global targeting and measurement across Tremor’s end-to-end platform.

o	VIDAA also granted ad monetization exclusivity in the US, UK, Canada, and Australia to the Unruly SSP and Spearad ad server.
o
VIDAA is expected to utilize the investment to support its plan to increase its distribution across additional OEMs in several key markets, which is anticipated to further increase the benefits of Tremor’s investment.

•	FIFA World Cup, investment in VIDAA, and Hisense relationship, positions Tremor to capitalize on current and future CTV revenue opportunities associated with Hisense’s sports marketing strategy:
o
Tremor’s investment in VIDAA enables exclusive ad monetization worldwide on the FIFA+ app across an anticipated reach of over 100 million Hisense smart TVs powered by VIDAA and its global partner ecosystem.

o	FIFA also granted Tremor the exclusive global right to monetize ads on its website and mobile inventory during the tournament.
o	Tremor expects additional potential future sports-related exclusive content opportunities.

•	Generated continued momentum with customers and partners across Tremor Video and Unruly:
o
Unruly added 82 new supply partners, including 33 in the US, during Q3 2022, and 232 new supply partners, including 104 in the US, during the nine months ended September 30, 2022. Supply partners were added across critical growth verticals such as sports, news, and entertainment, and several formats including online video, mobile, CTV, and OTT (“over-the-top”) apps from leading broadcast and Virtual Multichannel Video Programming Distributor (“vMVPD”) businesses.

o
Unruly CTRL, Tremor’s self-service platform for publishers, saw PMP spend increase by 268% during Q3 2022, compared to Q3 2021, and saw PMP spend increase by 414% during the nine months ended September 30, 2022, compared to the same prior year period.

o	Tremor Video added 56 new advertiser customers during Q3 2022, and 191 for the nine months ended September 30, 2022, across retail, political, and automotive verticals, as well as others.
o
Tr. ly’s customer utilization remained heavily associated with its most premium creative products both in the US and internationally. Tr. ly generated 27% more creative requests from advertisers in Q3 2022 than in Q3 2021 and 17% more creative requests over the nine months ended September 30, 2022, than the same prior year period. Tr. ly’s premium creative testing and insights product, EQ Max, saw 45% more bookings in Q3 2022 than in Q3 2021 and 22% more bookings for the nine months ended September 30, 2022, than the same prior year period.

Share Repurchase Program Updates

o
Tremor International completed its $75 million share repurchase program during Q3 2022, repurchasing 6,391,015 Ordinary shares at an average price of 388.39 pence during the quarter, which reflected a total investment of approximately £24.9 million, or $29.7 million.

o
For the entire program, the Company repurchased 13,792,485 Ordinary shares, representing approximately 9% of shares outstanding, at an average price of 437.54 pence, for a total investment of approximately £60.5 million, or $75.0 million, including fees.

o
In September 2022, the Company’s Board of Directors approved a new share repurchase program, authorizing the purchase of up to $20 million of its Ordinary shares on the AIM Market. The additional repurchase program is being financed through existing cash resources.

o
The additional $20 million share repurchase program began on October 1, 2022, and will continue until either April 1, 2023, or until it has been completed. The share repurchase program does not obligate Tremor to repurchase any particular amount of Ordinary Shares and the program may be suspended, modified, or discontinued at any time at the Company’s discretion, subject to applicable law.

Financial Guidance

o
Management believes Tremor remains well-positioned to benefit from anticipated industry secular growth trends and Company-specific catalysts including the FIFA World Cup, the completed acquisition of Amobee, and its investment in VIDAA, and that the efficiency of its end-to-end technology platform and operating model, diverse customer base, and broad range of revenue verticals should help mitigate potential negative effects of expected market headwinds and accordingly, Tremor estimates:

•	Q4 2022 Contribution ex-TAC of approximately $103 million
•	Q4 2022 Adjusted EBITDA of approximately $37 million
•	Full year 2022 Contribution ex-TAC of approximately $310 million
•	Full year 2022 Adjusted EBITDA of approximately $140 million
•	Full year 2023 Contribution ex-TAC of approximately $460 million
•	Full year 2023 Adjusted EBITDA of approximately $180 million

o
Tremor’s Q4 2022, full year 2022, and full year 2023 guidance include contributions from its acquisition of Amobee following the closing date of that acquisition and is based on the expectation there will be no major Covid-19- or other pandemic-related setbacks or significant escalation of war or other hostilities that may cause economic conditions to further deteriorate or otherwise significantly reduce advertiser demand.

o
The Company’s guidance has also taken into consideration challenging market conditions that limited advertiser activity in Q3 2022, including rising inflation, rising interest rates, geopolitical and macroeconomic uncertainty, recession concerns, and widespread global supply chain issues in certain verticals such as automotive. The Company expects that these challenges could continue to have an impact on the advertising demand environment for the remainder of 2022 and beyond.

Third Quarter 2022 Financial Highlights ($ in millions, except per share amounts)

	Three months ended September 30			Nine months ended September 30
	2022	2021	%	2022	2021	%
IFRS highlights
Revenues	70.9	87.0	(19%)	227.6	239.4	(5%)
Programmatic Revenues	60.1	68.9	(13%)	179.9	192.1	(6%)
Operating Profit	4.1	13.7	(70%)	33.9	50.1	(32%)

Total Comprehensive Income/(Loss)	(5.2)	10.2	(151%)	6.4	46.7	(86%)
Diluted EPS	(0.01)	0.07	(109%)	0.11	0.33	(66%)

Non-IFRS Highlights
Contribution ex-TAC	64.9	76.7	(15%)	206.7	213.4	(3%)

Adjusted EBITDA	30.1	42.3	(29%)	102.9	107.2	(4%)
Adjusted EBITDA Margin	46%	55%	(16%)	50%	50%	0%

Non-IFRS net Income	16.9	33.3	(49%)	65.9	83.5	(21%)
Non-IFRS Diluted EPS	0.11	0.21	(47%)	0.42	0.56	(26%)

Third Quarter and Nine Month 2022 Financial Results Webcast and Conference Call Details

•	Tremor International Third Quarter and Nine Months Ended September 30, 2022 Earnings Webcast and Conference Call
•	November 14, 2022, at 6:00 AM PT, 9:00 AM ET and 2:00 PM GMT
•	Webcast Link: https://edge.media-server.com/mmc/p/oz2rb9di
•	Participant Dial-In Number:
•	US/CANADA Participant Toll-Free Dial-In Number: (800) 715-9871
•	UK Participant Toll-Free Dial-In Number: +44 800 260 6466
•	INTERNATIONAL Participant Dial-In Number: (646) 307-1963
•	Conference ID: 7216349

Use of Non-IFRS Financial Information

In addition to our IFRS results, we review certain non-IFRS financial measures to help us evaluate our business, measure our performance, identify trends affecting our business, establish budgets, measure the effectiveness of investments in our technology and development and sales and marketing, and assess our operational efficiencies. These non-IFRS measures include Contribution ex-TAC, Adjusted EBITDA, Non-IFRS Net Income (Loss) and Non-IFRS Earnings (Loss) per share, each of which is discussed below.

These non-IFRS financial measures are not intended to be considered in isolation from, as substitutes for, or as superior to, the corresponding financial measures prepared in accordance with IFRS. You are encouraged to evaluate these adjustments and review the reconciliation of these non-IFRS financial measures to their most comparable IFRS measures, and the reasons we consider them appropriate. It is important to note that the particular items we exclude from, or include in, our non-IFRS financial measures may differ from the items excluded from, or included in, similar non-IFRS financial measures used by other companies. See "Reconciliation of Revenue to Contribution ex-TAC," "Reconciliation of Net Income (Loss) to Adjusted EBITDA," and "Reconciliation of Net Income (Loss) to Non-IFRS Net income," included as part of this press release.

o
Contribution ex-TAC: Contribution ex-TAC for both Tremor International and Amobee is defined as gross profit plus depreciation and amortization attributable to cost of revenues and cost of revenues (exclusive of depreciation and amortization) minus the Performance media cost (“traffic acquisition costs” or “TAC”). Contribution ex-TAC is a supplemental measure of our financial performance that is not required by, or presented in accordance with, IFRS. Contribution ex-TAC should not be considered as an alternative to gross profit as a measure of financial performance. Contribution ex-TAC is a non-IFRS financial measure and should not be viewed in isolation. We believe Contribution ex-TAC is a useful measure in assessing the performance of Tremor International, because it facilitates a consistent comparison against our core business without considering the impact of traffic acquisition costs related to revenue reported on a gross basis.

o
Adjusted EBITDA: We define, for both Tremor International and Amobee, as total comprehensive income for the period adjusted for foreign currency translation differences for foreign operations, financing expenses, net, tax benefit, depreciation and amortization, stock-based compensation, restructuring, acquisition and IPO-related costs and other expenses (income), net. Adjusted EBITDA is included in the press release because it is a key metric used by management and our board of directors to assess our financial performance. Adjusted EBITDA is frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Management believes that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business.

o	Adjusted EBITDA margin: We define as Adjusted EBITDA as a percentage of Contribution ex-TAC for both Tremor International and Amobee.

o
Non-IFRS Income (Loss) and Non-IFRS Earnings (Loss) per Share:  We define non-IFRS earnings (loss) per share, for both Tremor International and Amobee, as non-IFRS income (loss) divided by non-IFRS weighted-average shares outstanding. Non-IFRS income (loss) is equal to net income (loss) excluding stock-based compensation, cash and non-cash based acquisition and related expenses, including amortization of acquired intangible assets, merger related severance costs, transaction expenses. In periods in which we have non-IFRS income, non-IFRS weighted-average shares outstanding used to calculate non-IFRS earnings per share includes the impact of potentially dilutive shares. Potentially dilutive shares consist of stock options, restricted stock awards, restricted stock units and performance stock units, each computed using the treasury stock method. We believe non-IFRS earnings (loss) per share is useful to investors in evaluating our ongoing operational performance and our trends on a per share basis, and also facilitates comparison of our financial results on a per share basis with other companies, many of which present a similar non-IFRS measure. However, a potential limitation of our use of non-IFRS earnings (loss) per share is that other companies may define non-IFRS earnings (loss) per share differently, which may make comparison difficult. This measure may also exclude expenses that may have a material impact on our reported financial results. Non-IFRS earnings (loss) per share is a performance measure and should not be used as a measure of liquidity. Because of these limitations, we also consider the comparable IFRS measure of net income (loss).

The information contained within this announcement is deemed by the Company to constitute inside information as stipulated under the Market Abuse Regulations (EU) No. 596/2014 (as implemented into English law) ("MAR"). With the publication of this announcement via a Regulatory Information Service, this inside information is now considered to be in the public domain.

About Tremor International

Tremor is a global company offering an end-to-end technology advertising platform, operating across three core capabilities - Video, Data and CTV. Tremor's unique approach is centered on offering a full stack of end-to-end solutions which provides it with a major competitive advantage within the video advertising ecosystem.

Tremor Video helps advertisers deliver impactful brand stories across all screens through the power of innovative video technology combined with advanced audience data and captivating creative content. Tremor Video's innovative video advertising technology has offerings in CTV, in-stream, out-stream and in-app. To learn more, visit www.tremorvideo.com

Amobee optimizes outcomes for advertisers and media companies, while providing a better consumer experience. Its platform assists customers by furthering their audience development, optimizing their cross-channel performance across all TV, connected TV, and digital media, and driving new customer growth through detailed analytics and reporting. To learn more, visit www.amobee.com

Unruly, the media side of Tremor, drives real business outcomes in multiscreen advertising. Its programmatic platform efficiently and effectively delivers performance, quality, and actionable data to demand and supply-focused clients and partners. Tremor has a meaningful number of direct integrations with premium publishers, unique demand relationships with a variety of advertisers and privileged access to News Corp inventory. Unruly connects to the world's largest DSPs and is compatible with most Ad Age top 100 brands. To learn more, visit www.unruly.co

Tremor is headquartered in Israel and maintains offices throughout the United States, Canada, Europe, Asia-Pacific and is traded on the London Stock Exchange (AIM: TRMR) and NASDAQ: (TRMR).

For more information, visit: https://www.tremorinternational.com/

For further information please contact:

Tremor International Ltd.
Billy Eckert, Senior Director Investor Relations
ir@tremorinternational.com

KCSA (U.S. Investor Relations)
David Hanover, Investor Relations
tremorir@kcsa.com

Vigo Consulting (U.K. Financial PR & Investor Relations)
Jeremy Garcia
Kate Kilgallen
Tel: +44 20 7390 0230 or tremor@vigoconsulting.com

finnCap Ltd.
Jonny Franklin-Adams / Charlie Beeson / George Dollemore (Corporate Finance)
Tim Redfern / Harriet Ward (ECM)
Tel: +44 20 7220 0500

Stifel Nicolaus Europe Limited
Fred Walsh
Alain Dobkin
Nick Adams
Richard Short
Tel: +44 20 7710 7600

PR Contact
Caroline Smith
VP, Communications, Tremor International
csmith@tremorinternational.com

Forward Looking Statements

This press release contains forward-looking statements, including forward-looking statements within the meaning of Section 27A of the United Stated Securities Act of 1933, as amended, and Section 21E of the United States Securities and Exchange Act of 1934, as amended. Forward-looking statements are identified by words such as “anticipates,” “believes,” “expects,” “intends,” “may,” “can,” “will,” “estimates,” and other similar expressions. However, these words are not the only way Tremor identifies forward-looking statements. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements regarding the anticipated financial results for Q4 2022, full year 2022, and full year 2023; anticipated benefits of Tremor’s strategic transactions and commercial partnerships; anticipated features and benefits of Tremor’s products and service offerings; Tremor’s positioning for continued future growth in both the US and international markets in the fourth quarter of 2022 and beyond; Tremor’s implementation of a substantial share repurchase while also continuing to evaluate strategic opportunities to acquire companies and invest in technology, products, sales and marketing to further expand its platform; Tremor’s medium- to long-term prospects; management’s belief that Tremor is well-positioned to benefit from anticipated future industry growth trends and Company-specific catalysts; the potential negative impact of inflationary pressures, rising interest rates, geopolitical and macroeconomic uncertainty, recession concerns, and the widespread global supply chain issues that have limited advertising activity and the anticipation that these challenges could continue to have an impact for the remainder of 2022 and beyond; the anticipated impact of the FIFA World Cup on Tremor’s anticipated performance; the anticipated benefits from the Company’s investment in VIDAA and its enhanced strategic relationship with Hisense; the anticipated benefits and synergies from the Amobee acquisition and ability of Tremor to continue to recognize those synergies; Tremor’s ability to continue to execute on cross-selling opportunities and its introduction of new technology products to a significantly larger customer base and addressable market; the timing to complete the technology integration of Amobee, as well as any other statements related to Tremor’s future financial results and operating performance. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors that may cause Tremor's actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including, but not limited to, the following: negative global economic conditions, potential negative developments in the COVID-19 pandemic and how those developments may adversely impact Tremor’s business, customers and the markets in which Tremor competes, changes in industry trends, the risk that Tremor will not realize the anticipated benefits of its acquisition of Amobee and strategic investment in VIDAA, including as a result of an inability to integrate Amobee’s business effectively and efficiently into Tremor, other negative developments in Tremor's business or unfavourable legislative or regulatory developments. Tremor cautions you not to place undue reliance on these forward-looking statements. For a more detailed discussion of these factors, and other factors that could cause actual results to vary materially, interested parties should review the risk factors listed in Tremor’s most recent Annual Report on Form 20-F, which was filed with the U.S. Securities and Exchange Commission (www.sec.gov) on March 15, 2022. Any forward-looking statements made by Tremor in this press release speak only as of the date of this press release, and Tremor does not intend to update these forward-looking statements after the date of this press release, except as required by law.

Tremor, and the Tremor logo are trademarks of Tremor International Ltd. in the United States and other countries. All other trademarks are the property of their respective owners. The use of the word “partner” or “partnership” in this press release does not mean a legal partner or legal partnership.

Reconciliation of Net Income (Loss) to Adjusted EBITDA

	Three months ended September 30			Nine months ended September 30
	2022	2021	%	2022	2021	%
($ in thousands)
Net Income (Loss)	(959)	11,880	(108%)	17,676	48,823	(64%)
Taxes on income	4,458	1,491		14,648	(347)
Financial expense , net	617	312		1,610	1,623
Depreciation and amortization	10,159	10,033		25,516	29,945
Stock-based compensation	11,166	18,745		42,519	23,696
Restructuring & Acquisition costs	4,685	74		5,992	508
Other income	-	-		(5,103)	-
IPO related one-time costs	-	(195)		-	2,938
Adjusted EBITDA	30,126	42,340	(29%)	102,858	107,186	(4%)

Reconciliation of Revenue to Contribution ex-TAC

	Three months ended September 30			Nine months ended September 30
	2022	2021	%	2022	2021	%
($ in thousands)
Revenues	70,851	87,023	(19%)	227,553	239,411	(5%)
Cost of revenues (exclusive of depreciation and amortization)	(14,064)	(16,373)		(43,480)	(51,303)
Depreciation and amortization attributable to Cost of Revenues	(5,925)	(4,010)		(13,557)	(12,209)
Gross profit (IFRS)	50,862	66,640	(24%)	170,516	175,899	(3%)
Depreciation and amortization attributable to Cost of Revenues	5,925	4,010		13,557	12,209
Cost of revenues (exclusive of depreciation and amortization)	14,064	16,373		43,480	51,303
Performance media cost	(5,976)	(10,359)		(20,829)	(26,012)
Contribution ex-TAC (Non-IFRS)	64,875	76,664	(15%)	206,724	213,399	(3%)

Reconciliation of Net Income (Loss) to Non-IFRS Net Income

	Three months ended September 30			Nine months ended September 30
	2022	2021	%	2022	2021	%
($ in thousands)
Net Income (Loss)	(959)	11,880	(108%)	17,676	48,823	(64%)
Acquisition and related items, including amortization of acquired intangibles and restructuring	9,072	6,641		18,264	20,294
Stock-based compensation expense	11,166	18,745		42,519	23,696
IPO related one-time costs	-	(195)		-	2,938
Other Income	-	-		(5,103)	-
Tax effect of Non-GAAP adjustments (1)	(2,390)	(3,793)		(7,488)	(12,235)
Non-IFRS Income	16,889	33,278	(49%)	65,868	83,516	(21%)

Weighted average shares outstanding—diluted (in millions) (2)	153.3	159.7		156.5	147.8

Non-IFRS diluted EPS (in USD)	0.11	0.21	(47%)	0.42	0.56	(26%)

(1)	Non-IFRS income includes the estimated tax impact from the expense items reconciling between net income (loss) and non-IFRS income
(2)	Non-IFRS earnings per share is computed using the same weighted-average number of shares that are used to compute IFRS earnings per share

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited)

	September 30	December 31
	2022	2021
	USD thousands
Assets
ASSETS:
Cash and cash equivalents	211,571	367,717
Trade receivables, net	227,406	165,063
Other receivables	25,527	18,236
Current tax assets	931	981

TOTAL CURRENT ASSETS	465,435	551,997

Fixed assets, net	28,707	3,464
Right-of-use assets	31,130	13,955
Intangible assets, net	398,719	208,220
Deferred tax assets	20,083	24,431
Investment in shares	25,000	-
Other long-term assets	472	672

TOTAL NON-CURRENT ASSETS	504,111	250,742

TOTAL ASSETS	969,546	802,739

Liabilities and shareholders’ equity

LIABILITIES:
Current maturities of lease liabilities	15,621	7,119
Trade payables	223,621	161,812
Other payables	57,424	42,900
Current tax liabilities	4,979	8,836

TOTAL CURRENT LIABILITIES	301,645	220,667

Employee benefits	240	426
Long term debt	98,385	-
Other long-term liabilities	4,456	-
Long-term lease liabilities	18,441	7,876
Deferred tax liabilities	1,377	1,395

TOTAL NON-CURRENT LIABILITIES	122,899	9,697

TOTAL LIABILITIES	424,544	230,364

SHAREHOLDERS’ EQUITY:
Share capital	418	442
Share premium	403,685	437,476
Other comprehensive income (loss)	(10,536)	698
Retained earnings	151,435	133,759

TOTAL SHAREHOLDERS’ EQUITY	545,002	572,375
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	969,546	802,739

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATION AND OTHER COMPREHENSIVE INCOME
(Unaudited)

	Nine months ended September 30		Three months ended September 30
	2022	2021	2022	2021
	USD thousands		USD thousands

Revenues	227,553	239,411	70,851	87,023
Expenses:
Cost of Revenues (Exclusive of depreciation and amortization shown separately below)	43,480	51,303	14,064	16,373
Research and development expenses	21,818	10,916	8,237	4,108
Selling and marketing expenses	59,447	55,453	18,739	18,934
General and administrative expenses	48,461	41,895	15,536	23,892
Depreciation and amortization	25,516	29,945	10,159	10,033
Other income, net	(5,103)	(200)	-	-
Total Expenses	193,619	189,312	66,735	73,340
Operating Profit	33,934	50,099	4,116	13,683

Financing income	(1,870)	(394)	(843)	(221)
Financing expenses	3,480	2,017	1,460	533

Financing expenses, net	1,610	1,623	617	312

Profit before taxes on income	32,324	48,476	3,499	13,371

Tax benefit (expenses)	(14,648)	347	(4,458)	(1,491)

Profit (Loss) for the period	17,676	48,823	(959)	11,880

Other comprehensive income (loss) items:
Foreign currency translation differences for foreign operation	(11,234)	(2,127)	(4,246)	(1,634)

Total other comprehensive income (loss)	(11,234)	(2,127)	(4,246)	(1,634)

Total comprehensive income (loss)	6,442	46,696	(5,205)	10,246

Earnings per share
Basic earnings (loss) per share (in USD)	0.12	0.35	(0.01)	0.08
Diluted earnings (loss) per share (in USD)	0.11	0.33	(0.01)	0.07

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited)

	Share capital	Share premium	Other comprehensive income	Retained Earnings	Total
	USD thousands

Balance as of January 1, 2022	442	437,476	698	133,759	572,375
Total Comprehensive income (loss) for the period
Profit for the period	-	-	-	17,676	17,676
Other comprehensive Income:
Foreign Currency Translation	-	-	(11,234)	-	(11,234)

Total comprehensive Income (loss) for the period	442	437,476	(10,536)	151,435	578,817

Transactions with owners, recognized directly in equity
Own shares acquired	(41)	(74,959)	-	-	(75,000)
Share based payments	-	39,109	-	-	39,109
Exercise of share options	17	2,059	-	-	2,076

Balance as of September 30, 2022	418	403,685	)10,536(	151,435	545,002
Balance as of January 1, 2021
Total Comprehensive income (loss) for the period	380	264,831	3,330	60,472	329,013
Profit for the period	-	-	-	48,823	48,823
Other comprehensive Income:
Foreign Currency Translation	-	-	(2,127)	-	(2,127)

Total comprehensive Income (loss) for the period	380	264,831	1,203	109,295	375,709

Transactions with owners, recognized directly in equity
Revaluation of liability for put option on non- controlling interests	-	-	-	64	64
Issuance of shares	47	136,111	-	-	136,158
Own shares acquired	(3)	(6,640)	-	-	(6,643)
Share based payments	-	25,150	-	-	25,150
Exercise of share options	14	1,045	-	-	1,059

Balance as of September 30, 2021	438	420,497	1,203	109,359	531,497

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited)

	Nine months ended September 30
	2022	2021
	USD thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Profit for the period	17,676	48,823
Adjustments for:
Depreciation and amortization	25,516	29,945
Net financing expense	1,537	1,505
Loss (gain) on leases change contracts	56	(373)
Share-based payment	42,519	23,696
Gain on sale of business unit	-	(200)
Tax expenses (benefit)	14,648	(347)

Change in trade and other receivables	41,282	17,912
Change in trade and other payables	(73,315)	1,436
Change in employee benefits	(176)	(194)
Income taxes received	948	2,231
Income taxes paid	(13,017)	(2,858)
Interest received	1,685	238
Interest paid	(298)	(447)
Net cash provided by operating activities	59,061	121,367

CASH FLOWS FROM INVESTING ACTIVITIES
Change in pledged deposits	1,455	(102)
Leases Receipt	833	2,200
Acquisition of fixed assets	(1,011)	(2,193)
Acquisition and capitalization of intangible assets	(4,869)	(3,691)
Acquisition of subsidiaries, net of cash acquired	(199,928)	-
Investment in shares	(25,000)	-
Proceeds from sale of business unit	857	275

Net cash used in investing activities	(227,663)	(3,511)

CASH FLOWS FROM FINANCING ACTIVITIES
Acquisition of own shares	(75,000)	(6,643)
Issuance of shares, net of issuance costs	-	134,557
Payment of call option liability	-	(2,414)
Proceeds from exercise of share options	2,076	1,059
Receipt of long-term debt, net of debt cost	98,977	-
Leases repayment	(7,082)	(8,106)
Net cash provided by financing activities	18,971	118,453

Net increase (decrease) in cash and cash equivalents	(149,631)	236,309

CASH AND CASH EQUIVALENTS AS OF THE BEGINNING OF PERIOD	367,717	97,463

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS	(6,515)	(490)

CASH AND CASH EQUIVALENTS AS OF THE END OF PERIOD	211,571	333,282